September 4, 2012

Via EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re:  Obagi Medical Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 2, 2012
File No. 001-33204

Ladies and Gentlemen:

We are in receipt of your letter dated August 24, 2012 regarding your review of the above-referenced filings of Obagi Medical Products, Inc. (“OMPI”).  We have set forth below our responses to the inquiries raised in your letter.  The numbers before our responses correspond to the comments contained in your letter.  For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.  We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business
OPO Agreements, page 15

1.
Please expand your disclosure of the License Agreement with Koogly to disclose a range of royalties within which the royalty on net sales you will be required to pay to Koogly falls.  Such ranch should not exceed a ten percentage point range (for example, “low teens” or “single digits”)

We acknowledge the Staff’s comment and have filed an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) with the Securities and Exchange Commission (the “Commission”) concurrently herewith to modify our disclosure of

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the License Agreement with Koogly as follows (for your convenience, all modifications or additions to the text originally included in the 2011 Form 10-K have been set forth in bold):

“e-Commerce.  On March 6, 2012, OPO, Inc., our wholly-owned subsidiary established in January 2012 (which will be run as a stand-alone entity that will conduct our online pharmacy fulfillment operations) (“OPO”), entered into a Software License, Development and Services Agreement (the “License Agreement”) with Koogly, LLC (“Koogly”).  Under the License Agreement, Koogly will develop, install, maintain and host software for OPO that will enable end users to acquire our products through the Obagi website, assist end users in obtaining prescriptions from their physicians for any of our prescription-based products, allow us to track and manage online orders and provide warehouse management functionality.  Koogly granted a license to OPO to use the software, which license will become perpetual and irrevocable upon payment by OPO to PMC of a one-time license fee of $1.4 million.  In addition, OPO has agreed to pay Koogly a royalty in an amount that is less than one percent of net sales of Obagi products that are sold through the Obagi website, during the term of the License Agreement.  The term of the License Agreement is seven years.  Thereafter, the License Agreement may be renewed upon mutual agreement of Koogly and OPO.  Either party has the right to terminate the License Agreement upon prior written notice in the case of a breach of the agreement by the other party and failure to cure such breach within a specified period.  In addition, OPO may terminate the License Agreement if Koogly has not delivered the software within 12 months or, if once delivered and used in a commercial environment, the software is unavailable for five consecutive days.”

Exhibits 31 and 32

2.	These certifications refer to the Quarterly Report on Form 10-Q. Please amend your filing in its entirety to include corrected certification.

We acknowledge the Staff’s request and have filed an amendment to our 2011Form 10-K with the Commission concurrently herewith to modify the certifications in Exhibits 31 and 32 to refer to the 2011 Form 10-K and to amend our filing in its entirety to include the corrected certifications as follows (for your convenience, all modifications or additions to the text originally included in the 2011 Form 10-K have been set forth in bold):

Exhibit 31

“I have reviewed this Annual Report on Form 10-K of Obagi Medical Products, Inc…”

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Exhibit 32

“In connection with the Annual Report on Form 10-K of Obagi Medical Products, Inc. for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”)…”

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of
Operations
Overview and Recent Development, page 17

3.
Please provide us proposed disclosure to be included in future periodic reports to identify the customer within your physician-dispensed segment that accounted for $3.5 million and $7.4 million of consolidated net sales in three- and six-month periods ended June 30, 2012, respectively.

Pursuant to your request, if we have a significant customer amounting to 10% or more of our consolidated net sales for the year ended December 31, 2012, we will include disclosure in the “Business” and “Risk Factors” sections of our 2012 Form 10-K that includes the name of the customer, our relationship, if any, with such customer and the specific percentage of net sales attributable to such customer in accordance with Item 101(c)(1)(vii) of Regulation S-K.  An example of such proposed disclosure is set forth below (for your convenience, all modifications or additions to the text originally included in the 2011 Form 10-K have been set forth in bold)

Business Section

“Concentration of Market Risk

Prior to 2012, sales to any single customer had not amounted to 10% or more of our consolidated net sales.  However, for the year ended December 31, 2012 we had one customer, XX, who distributes products to two affiliated doctors’ offices in the United States, that accounted for XX% of our consolidated net sales during the year ended December 31, 2012.  The loss of this customer could materially and adversely affect our business, financial condition and results of operations.”

Risk Factor

“The loss of a significant customer could materially and adversely affect our business, financial condition and results of operations.

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During fiscal 2012, we had one customer, XX, in the United States that accounted for XX% of our consolidated net sales.  Accordingly, our future operating results may continue to depend on our ability to continue to sell products to this customer.”

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In addition, OMPI hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings, and (iii) OMPI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your inquiry.  If you have further questions or comments, please do not hesitate to contact the undersigned at (562) 256-3014.

Sincerely,

/s/ Laura B. Hunter
Laura B. Hunter Esq.
Vice President and General Counsel

cc: Mr. Preston S. Romm
Mr. Paul Sung (PricewaterhouseCoopers LLP)